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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  AMENDMENT TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      SANTA BARBARA RESTAURANT GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                   801378 10 0
                                 (CUSIP Number)


                               MICHAEL C. LOWTHER
                             CHIEF EXECUTIVE OFFICER
                        AMERICAN NATIONAL FINANCIAL, INC.
                       1111 EAST KATELLA AVENUE, SUITE 220
                                ORANGE, CA 92867
                             TELEPHONE: 714/289-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 MARCH 29, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 801378 10 0                                    PAGE 2 OF 8 PAGES
-------------------------                                -----------------------


================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American National Financial, Inc.           33-0731548
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7       SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING                656,453
         PERSON WITH           -------------------------------------------------
                               8       SHARED VOTING POWER

                                       -0-
                               -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       656,453
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          656,453
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
================================================================================



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ITEM 1.   SECURITY AND ISSUER

        The class of equity securities to which this Amendment to Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3938 State Street, Suite 200, Santa Barbara, California 93105.

ITEM 2.   IDENTITY AND BACKGROUND

        This Statement is being filed by American National Financial, Inc., a California corporation ("ANFI"). The principal executive offices of ANFI are located at 1111 East Katella Avenue, Suite #220, Orange, California, 92867. ANFI is engaged in the title insurance industry.

        Information regarding the directors and executive officers of ANFI is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of ANFI are citizens of the United States.

        During the last five years, neither ANFI nor, to the last knowledge of ANFI, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On March 29, 2001, ANFI sold 1,000,000 shares of the Company's Common Stock back to the Company for $2,000,000.

ITEM 4.   PURPOSE OF TRANSACTION

        The primary purposes of the sale by ANFI of the Company's Common Stock is to realize liquidity on part of its investment in the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        After the sale described above, ANFI beneficially owns 656,453 shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ANFI and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures,



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loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        None.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   September 5, 2001              AMERICAN NATIONAL FINANCIAL, INC.


                                       By:  /s/ Hilary B. Burkemper
                                            ------------------------------------
                                            Name: Hilary B. Burkemper
                                            Title: Assistant Corporate Secretary



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                                   SCHEDULE I


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

        The names, present principal occupations and business addresses of the directors and executive officers of American National Financial, Inc. ("ANFI") are set forth below. If no address is given, the director's or executive officer's business address is that of ANFI. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ANFI. Each of the named individuals is a citizen of the United States.

DIRECTORS:


Name                          Principal Occupation          Business Address
----                          --------------------          ----------------
Michael C. Lowther            Chairman of the Board and
                              Chief Executive Officer

William P. Foley, II          Chairman of the Board and
                              Chief Executive Officer,
                              Fidelity National
                              Financial, Inc.

Wayne D. Diaz                 President

Carl A. Strunk                Executive Vice President
                              and Chief Financial
                              Officer

Barbara A. Ferguson           Executive Vice President

Bruce Elieff                  Principal, Sun Cal
                              Companies

Matthew K. Fong               Attorney, Sheppard,
                              Mullin, Richter & Hampton
                              LLP

Bruce L. Nelson               Chairman of the Board,
                              Roundtree Capital
                              Corporation



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

EXECUTIVE OFFICERS:

Name                          Principal Occupation          Business Address
----                          --------------------          ----------------

Michael C. Lowther            Chairman of the Board and
                              Chief Executive Officer

Wayne D. Diaz                 President

Carl A. Strunk                Executive Vice President
                              and Chief Financial
                              Officer

Barbara A. Ferguson           Executive Vice President



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